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                             May 28, 2024

       Michael Winston
       Interim Chief Executive Officer
       Jet.AI Inc.
       10845 Griffith Peak Dr.
       Suite 200
       Las Vegas, NV 89135

                                                        Re: Jet.AI Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 14, 2024
                                                            File No. 001-40725

       Dear Michael Winston:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, references to prior comments are to our May 10, 2024 comment letter.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Proposal 4 - The NASDAQ PROPOSAL, page 39

   1. Please revise to clarify the number of shares that would be issued if the Series B, including the Series B
subject to the Ionic Warrant, are fully converted and the percentage of common shares that
would be held by Ionic. In this regard, please also revise to clarify whether you have
sufficient common stock currently authorized and, if not, the consequence if your
proposal to increase the authorized shares is not approved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Winston
Jet.AI Inc.
May 28, 2024
Page 2

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.



                                                         Sincerely,
FirstName LastNameMichael Winston
                                                         Division of
Corporation Finance
Comapany NameJet.AI Inc.
                                                         Office of Energy &
Transportation
May 28, 2024 Page 2
cc:       Peter Waltz
FirstName LastName